May 21, 2010

Via Facsimile, EDGAR and Mail

Mr. Praveen Kartholy
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:  Bonso Electronics International Inc. (the “Company”)

Dear Mr. Kartholy:

I am writing in addition to my letter dated May 7, 2010, in response to your letter dated February 18, 2010 (“Letter”) and the conference call on April 1, 2010, which relates to the Form 20-F for the fiscal year ended March 31, 2009, filed on September 30, 2009 with the United States Securities and Exchange Commission (“SEC”).

Form 20-F for the fiscal year ended March 31, 2009

Item 18. Financial Statements

Consolidated Statement of Operations and Comprehensive Income, page F-4

Disclosure to be provided regarding the revised consolidated statement of operations and comprehensive income for the fiscal year ended March 31, 2009

The proposed disclosure to be included in the financial statement footnotes in the Company’s  Form 20-F filing for the year ended March 31, 2010 is below.

“According to FASB ASC 205-20-45-3, “in a period in which a component of an entity either has been disposed of or is classified as held for sale, the income statement of a business entity or statement of activities of a not-for-profit entity (NFP) for current and prior periods shall report the results of operations of the component, including any gain or loss recognized in accordance with paragraphs 360-10-35-40 and 360-10-40-5, in discontinued operations.”  As a result, the Company has revised the consolidated statement of operations and comprehensive income (“income statement”) and statement of cash flows, by reclassifying the gain from disposal of a subsidiary of $363,411 from continuing operations to  discontinued operations.”

“According to FASB ASC 810-10-45-1, “as consolidated financial statements are based on the assumption that they represent the financial position and operating results of a single economic entity, such statements shall not include gain or loss on transactions among the entities in the consolidated group.”  Therefore, the Company has revised the income statement and statement of cash flows by removing the waiver of loan to subsidiaries of $3,690,590 and the waiver of loan to subsidiaries held for sale of $2,180,779 from continuing operations and reclassified them to discontinued operations.  Also, we have revised the note 12 by removing the loan forgiveness from continuing operations of $3,690,590, and by reducing other income by $2,180,779 from $2,849,087 to $668,308.”

The Company intends to include the above revisions to the income statement, statement of cash flows and footnote 12 in the Form 20-F for the fiscal year ending March 31, 2010.

Reasons and timing for including the changes in the Form 20-F for the fiscal year ending March 31, 2010

The above changes to be made to the income statement and footnote 12 will not have any effect on the net sales, gross profit, net loss, comprehensive loss and earnings per share for the fiscal year ended March 31, 2009.  The changes will affect only the loss from continuing operations and loss from discontinuing operations in the income statement and statement of cash flows.  As a result, the Company intends to include the above changes on the income statement for the fiscal year ended March 31, 2009, in the Form 20-F for the fiscal year ended March 31, 2010.  As a foreign private issuer and a non-accelerated filer, the Company has six months to file its Form 20-F for the fiscal year ended March 31, 2010 (i.e. before September 30, 2010), or approximately four months from the date of this letter.  Due to the limited changes included in the income statement and footnote 12, and because the Company’s Form 20-F for the fiscal year ended March 31, 2010 is due in approximately four months, the Company believes that it is providing timely information to all shareholders.  Further, the Company intends to prepare a Form 6-K filing to notify the shareholders of the Company’s decision to include the above mentioned changes in the Form 20-F for the fiscal year ended  March 31, 2010.  The Form 6-K would be filed on or before June 15, 2010.

If you have any questions or wish to discuss anything further, please do not hesitate to contact the undersigned.

                Sincerely,

                 Albert So
                 Chief Financial Officer and Secretary